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                             June 1, 2023

       Anthony Mifsud
       Chief Financial Officer
       Corporate Office Properties Trust
       6711 Columbia Gateway Drive, Suite 300
       Columbia, MD 21046

                                                        Re: Corporate Office
Properties Trust
                                                            Form 10-K for
fiscal year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-14023

       Dear Anthony Mifsud:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Funds from Operations, page 34

   1. We note your presentation of Diluted FFO per share and Diluted FFO per share, as adjusted for
comparability for which you note Diluted EPS is the most directly comparable GAAP
measure. However given the impact of discontinued operations for the periods presented, it
is unclear whether these non-GAAP financial measures contemplate discontinued
operations. Therefore in future periodic filings, please present with equal or greater prominence the
most directly comparable measure calculated in accordance with
                                                        GAAP for these non-GAAP
financial measures. Refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K and
Question 102.10(a) of the Division's Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
 Anthony Mifsud
Corporate Office Properties Trust
June 1, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Isaac Esquivel, Staff
Accountant at 202.551.3395 with any questions.



FirstName LastNameAnthony Mifsud                          Sincerely,
Comapany NameCorporate Office Properties Trust
                                                          Division of
Corporation Finance
June 1, 2023 Page 2                                       Office of Real Estate
& Construction
FirstName LastName